# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KLX Energy Services Holdings, Inc., CIK 0001738827
CUSIP: 48253L205
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1415 Louisiana Street, Suite 2900, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0001560260
Persons authorized to receive notices and communications: Geveran Investments Limited, c/o Seatankers Management Co. Ltd, P.O. Box 53562, Limassol, Cyprus (G4), CY-3399, (357) 25-858-300; Keith J. Billotti, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, (212) 574-1200

## Reporting persons
- Geveran Investments Limited (CIK 0001560260): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 322,339; sole dispositive power 0; shared dispositive power 322,339; aggregate amount beneficially owned 322,339 (1.8% of the class)
- Famatown Finance Limited (CIK 0001560220): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Greenwich Holdings Limited (CIK 0001386989): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 322,339; sole dispositive power 0; shared dispositive power 322,339; aggregate amount beneficially owned 322,339 (1.8% of the class)
- C.K. Limited (CIK 0001731638): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 322,339; sole dispositive power 0; shared dispositive power 322,339; aggregate amount beneficially owned 322,339 (1.8% of the class)
  Comment: *C.K. Limited is the trustee of two trusts (the "Trusts") settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Common Stock of Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the shares of Common Stock of the Issuer that are beneficially owned by Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen's family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such shares of Common Stock and Mr. Fredriksen disclaims any control over such shares of Common Stock, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: KLX Energy Services Holdings, Inc.
Address of issuer's principal executive offices: 1415 Louisiana Street, Suite 2900, Houston, Texas (TX), 77002
Comment: This Amendment No. 1 on Schedule 13D (the "Amendment No. 1") relates to the common stock, par value $0.01 per share (the "Common Stock") of KLX Energy Services Holdings, Inc. (the "Issuer"). Amendment No. 1 amends and supplements the initial Schedule 13D that Geveran Investments Limited ("Geveran"), Famatown Finance Limited ("Famatown"), Greenwich Holdings Limited ("Greenwich Holdings"), and C.K. Limited, collectively referred to as the "Reporting Persons" filed with the Commission on August 5, 2020 (the "Schedule 13D"). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: There are no material changes to the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since June 20, 2025 and through and including July 1, 2025, the Reporting Persons sold, in the aggregate, 317,461 shares of the Issuer. As a result of such sales, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this filing and based upon 17,553,935 Common Stock issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Geveran may be deemed to be the beneficial owner of 322,339 shares of Common Stock, constituting 1.8% of the Common Stock outstanding. Geveran has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 322,339 shares of Common Stock. Geveran has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 322,339 shares of Common Stock.

Famatown may be deemed to be the beneficial owner of 0 shares of Common Stock, constituting 0% of the Common Stock outstanding. Geveran has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 0 shares of Common Stock. Geveran has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Greenwich Holdings, through Geveran and Famatown, may be deemed to be the beneficial owner of 322,339 shares of Common Stock, constituting 1.8% of the Common Stock outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 322,339 shares of Common Stock. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 322,339 shares of Common Stock.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 322,339 Shares of Common Stock, constituting 1.8% of Common Stock outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 322,339 shares of Common Stock. C.K. Limited has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 322,339 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 1 and set forth in Schedule 1, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 1, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is supplemented as follows, Gunnar Eliassen, a director of the Issuer, is no longer a partner of Seatankers Services (UK) LLP and is neither a director designee of nor related to the Reporting Persons. The Reporting Persons do not have any continuing director designation rights with the Issuer.

Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Joint Filing Agreement.

Schedule 1 - Information with Respect to Transactions Effected.

## Signatures
- Geveran Investments Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (07/07/2025)
- Famatown Finance Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (07/07/2025)
- Greenwich Holdings Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (07/07/2025)
- C.K. Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (07/07/2025)
Comment: The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of any pecuniary interest therein.